Exhibit 99.1

Saifun Semiconductors Reports Fourth Quarter 2006 Results

Netanya, Israel, January 31, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the fourth quarter ended December 31, 2006.

Financial Highlights – GAAP: Fourth quarter 2006 compared with fourth quarter 2005 (including $374,000 non-cash revenues in the fourth quarter of 2005).
■	Revenues for the quarter were $14.0 million, compared to $16.7 million (including $374,000 non-cash revenues) in the previous year.
■	Operating income for the quarter was $4.0 million, compared to $7.3 million in the previous year.
■	Net income for the quarter was $6.3 million, or $0.20 per basic and $0.20 per diluted share, compared to net income in the previous year of $8.6 million or $0.16 per basic and $0.15 per diluted share
■	Net income for the quarter included $1.6 million of stock-based compensation compared to $1.8 million in the previous year.

Saifun reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis, referred to as Non-GAAP. Non-GAAP net income, where applicable, excludes the effect of $374,000 of non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in the fourth quarter of 2005, excludes the $190,000 profit from discontinued product operations in the fourth quarter of 2005 and excludes stock-based compensation expenses. The Non-GAAP basic and diluted net earnings per ordinary share in 2005 gives effect to the conversion of all of our issued and outstanding preferred shares into ordinary shares at a ratio of 1:1 immediately prior to the completion of our initial public offering on November 8, 2005 as if the conversion occurred at the beginning of the year ended December 31, 2005.

Financial Highlights –Non-GAAP[1]: Fourth quarter 2006 compared with fourth quarter 2005.
■	Revenues for the quarter were $14.0 million, compared to $16.3 million in the previous year.
š	Licenses and royalties revenues for the quarter were $9.4 million compared to $12.6 million in the previous year.

[1] These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

š	Service revenues for the quarter were $4.6 million, compared to $3.7 million in the previous year.
■	Operating income for the quarter was $5.7 million or 41% of revenues, compared to $8.7 million in the previous year.
■	Net income for the quarter was $8.0 million, or $0.25 per basic and $0.25 per diluted share, compared to net income in the previous year of $9.9 million or $0.37 per basic and $0.34 per diluted share.

Financial Highlights – GAAP: Fiscal year 2006 compared with fiscal year 2005 (including $19.2 million non-cash revenues).
■	Revenues for the year were $62.8 million, compared to $78.6 million in 2005.
■	Operating income was $26.1 million, compared to $48.0 million in 2005.
■	Net income for the year was $35.0 million, or $1.14 per basic and $1.08 per diluted share, compared to net income in 2005 of $44.5 million.
■	Net income for the year ended December 31, 2006 included $4.6 million of stock-based compensation (including $378,000 of income due to a cumulative effect of a change in accounting principle relating to the adoption of SFAS 123R) compared to $4.3 million in 2005.

Non-GAAP net income, where applicable, excludes the effect of $19.2 million of non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in 2005, excludes the $5.3 million loss from discontinued product operations in 2005, and excludes stock-based compensation expenses and income. The Non-GAAP basic and diluted net earnings per ordinary share in 2005 gives effect to the conversion of all of our issued and outstanding preferred shares into ordinary shares at a ratio of 1:1 immediately prior to the completion of our initial public offering on November 8, 2005 as if the conversion occurred at the beginning of the year ended December 31, 2005.

Financial Highlights – Non-GAAP[2]: Full year 2006 compared with full year 2005.
■	Revenues for the year were $62.8 million, compared to $59.4 million in 2005.
š	Licenses and royalties revenues were $41.0 million compared to $46.6 million in 2005.
š	Service revenues for the year were $21.8 million, compared to $12.8 million in 2005.
■	Operating income was $31.1 million or 50% of revenues, compared to $33.1 million in 2005.
■	Net income for the year was $39.6 million, or $1.29 per basic and $1.22 per diluted share, compared to net income in 2005 of $34.8 million or $1.44 per basic and $1.33 per diluted share.

Full year 2006 and fourth quarter 2006 results include license fees and service revenues from Qimonda. As previously announced, Saifun does not expect to receive from Qimonda any license fees or service revenues, and expects to receive only limited amount of royalty revenues, as from the first quarter of 2007.

Additionally, Saifun announced that after nine years with Saifun, Kobi Rozengarten will resign as President effective July 15, 2007, but will remain as a member of the Board of Directors. Mr. Rozengarten’s responsibilities will be assumed by Mr. Ramy Langer, VP of Business Development, Mr. Igal Shany, CFO and Mr. Eduardo Maayan, VP of Research & Development.

“2006 was a year of progress for Saifun, NROM technology and the NVM market as a whole,” commented Dr. Boaz Eitan, Chairman and CEO of Saifun. “While the year was not without challenge, we believe that our accomplishments in 2006 have set the stage for execution of our long-term business objectives. NROM accounts for a growing percentage of sales at many of our licensees, and we expect this to continue as our partners incorporate NROM into a growing number of products and applications.

“While we were disappointed with Qimonda’s fourth quarter decision to ramp down flash memory production, we remain encouraged by the opportunities that exist with our other licensees, as well as with new potential licensees. We believe that both Spansion and SMIC are progressing with their respective data flash introductions, the success of which will lead to further opportunities in the future.”

[2] These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Dr. Eitan concluded, “As noted, Kobi Rozengarten asked to be relieved of his duties as President of the Company. After building an impressive career of over 20 years in senior management positions at global semiconductor companies, including nine years with Saifun, Kobi has decided to pursue other opportunities and spend more time with his family. I would like to take this opportunity to thank Kobi on behalf of the entire Saifun family for the leading role he has played in the company over the past nine years and I am pleased that he will continue to contribute to the Company as a member of its board.”

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Qimonda AG, Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 11, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Year ended
	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006
	Unaudited

Revenues:
Licenses and royalties	$13,006	$9,382	$65,790	$40,983
Services	3,684	4,574	12,811	21,794

	16,690	13,956	78,601	62,777

Cost of revenues:
Services (1)	3,823	4,398	12,048	14,863

	12,867	9,558	66,553	47,914

Operating expenses:
Research and development, net (1)	1,946	3,153	7,427	12,818
Marketing and selling (1)	968	647	4,889	2,927
General and administrative (1)	2,696	1,721	6,216	6,048

Total operating expenses	5,610	5,521	18,532	21,793

Operating income	7,257	4,037	48,021	26,121

Financial income, net	1,168	2,878	1,749	9,777

Income from continuing operations before income taxes	8,425	6,915	49,770	35,898

Income taxes	-	588	-	1,281

Income from continuing operations after income taxes	8,425	6,327	49,770	34,617

Income (loss) from discontinued operations (1)	190	-	(5,263)	-

Income before cumulative effect of change in accounting principle	8,615	6,327	44,507	34,617

Cumulative effect of a change in accounting principle (2)	-	-	-	378

Net Income	$8,615	$6,327	$44,507	$34,995

Net earnings per share from continuing operations
Basic	$0.16	$0.20	$0.46	$1.13
No. of shares - basic	29,453	31,394	19,581	30,761
Diluted	$0.14	$0.20	$0.36	$1.07
No. of shares - diluted	31,947	31,678	26,447	32,455

Net earnings per share
Basic	$0.16	$0.20	$0.17	$1.14
No. of shares - basic	29,453	31,394	29,453	30,761
Diluted	$0.15	$0.20	$0.16	$1.08
No. of shares - diluted	31,947	31,678	31,947	32,455

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

(2) On January 1, 2006, the Company adopted FASB 123 (R), ” Share- Based Payment”. Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

	Three months ended		Year ended
	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006
	Unaudited

Cost of revenues	$371	$586	$834	$1,716
Research and development, net	88	359	330	1,036
Marketing and selling	186	242	667	732
General and administrative	1,182	436	2,410	1,477
Loss from discontinued operations	-	-	54	-

	$1,827	$1,623	$4,295	$4,961

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended December 31, 2005				Three months ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2006
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited				Unaudited				Unaudited

Revenues:
Licenses and royalties	$13,006	$(374	)(1)	$12,632	$9,382	$-		$9,382	$65,790	$(19,182	)(1)	$46,608	$40,983	$-		$40,983
Services	3,684	-		3,684	4,574	-		4,574	12,811	-		12,811	21,794	-		21,794

	16,690	(374)		16,316	13,956	-		13,956	78,601	(19,182)		59,419	62,777	-		62,777

Cost of revenues:
Services	3,823	(371	)(2)	3,452	4,398	(586	)(2)	3,812	12,048	(834	)(2)	11,214	14,863	(1,716	)(2)	13,147

	12,867	(3)		12,864	9,558	586		10,144	66,553	(18,348)		48,205	47,914	1,716		49,630

Operating expenses:
Research and development, net	1,946	(88	)(2)	1,858	3,153	(359	)(2)	2,794	7,427	(330	)(2)	7,097	12,818	(1,036	)(2)	11,782
Marketing and selling	968	(186	)(2)	782	647	(242	)(2)	405	4,889	(667	)(2)	4,222	2,927	(732	)(2)	2,195
General and administrative	2,696	(1,182	)(2)	1,514	1,721	(436	)(2)	1,285	6,216	(2,410	)(2)	3,806	6,048	(1,477	)(2)	4,571

Total operating expenses	5,610	(1,456)		4,154	5,521	(1,037)		4,484	18,532	(3,407)		15,125	21,793	(3,245)		18,548

Operating income	7,257	1,453		8,710	4,037	1,623		5,660	48,021	(14,941)		33,080	26,121	4,961		31,082

Financial income (expenses), net	1,168	-		1,168	2,878	-		2,878	1,749	-		1,749	9,777	-		9,777

Income from continuing operations before income taxes	8,425	1,453		9,878	6,915	1,623		8,538	49,770	(14,941)		34,829	35,898	4,961		40,859

Income taxes	-	-		-	588	-		588	-	-		-	1,281	-		1,281

Income from continuing operations after income taxes	8,425	1,453		9,878	6,327	1,623		7,950	49,770	(14,941)		34,829	34,617	4,961		39,578

Income (loss) from discontinued operations	190	(190	)(4)	-	-	-		-	(5,263)	5,263	(4)	-	-	-		-

Income before cumulative effect of change in accounting principle	8,615	1,263		9,878	6,327	1,623		7,950	44,507	(9,678)		34,829	34,617	4,961		39,578

Cumulative effect of a change in accounting principle	-	-		-	-	-		-	-	-		-	378	(378	)(3)	-

Net Income	$8,615	$1,263		$9,878	$6,327	$1,623		$7,950	$44,507	$(9,678)		$34,829	$34,995	$4,583		$39,578

Notes:

(1) Non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies.

(2) Stock-based compensation related to options granted to employees and others.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

(4) Income (loss) from the discontinued product operations.

(5) Non GAAP basic and diluted earnings per share for the three months ended December 31, 2005 and for the year ended December 31, 2005 gives effect to the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares at a ratio of 1:1 immediately prior to the completion of our initial public offering on Novemeber 8, 2005 as if the conversion occurred at the beginning of the fiscal year ended December 31, 2005.

	Three months ended December 31, 2005			Three months ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2006
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited			Unaudited			Unaudited

Net earnings per share from continuing operations
Basic	$0.16		$0.37	$0.20		$0.25	$0.46		$1.44	$1.13		$1.29
No. of shares - basic	29,453		26,571	31,394		31,394	19,581		24,154	30,761		30,761
Diluted	$0.14		$0.34	$0.20		$0.25	$0.36		$1.33	$1.07		$1.22
No. of shares - diluted	31,947		28,770	31,678		31,678	26,447		26,241	32,455		32,455

Net earnings per share
Basic	$0.16		$0.37	$0.20		$0.25	$0.17		$1.44	$1.14		$1.29
No. of shares - basic	29,453		26,571	31,394		31,394	29,453		24,154	30,761		30,761
Diluted	$0.15		$0.34	$0.20		$0.25	$0.16		$1.33	$1.08		$1.22
No. of shares - diluted	31,947		28,770	31,678		31,678	31,947		26,241	32,455		32,455

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	December 31, 2005	December 31, 2006

Cash and cash equivalents	$100,327	$52,919
Short-term investments	-	2,016
Marketable securities	75,501	115,657
Trade receivables	2,663	9,483
Loans to employees	613	44
Other accounts receivable and prepaid expenses	2,181	1,693
Total assets attributed to discontinued operations	212	-

Total current assets	181,497	181,812

Marketable securities	5,995	60,507
Property and equipment, net	2,668	3,403
Loans to employees	1,097	92
Severance pay fund	2,122	3,605
Lease deposits	289	759
Other assets	70	-

Total long term assets	12,241	68,366

Total assets	$193,738	$250,178

Current liabilities
Trade payables	$1,165	$1,138
Accrued expenses and other liabilities	9,913	9,019
Deferred revenues	3,786	-
Total liabilities attributed to discontinued operations	146	-

Total current liabilities	15,010	10,157

Accrued severance pay	2,655	3,734

Share capital	120	125
Additional paid-in capital	211,706	236,958
Accumulated other comprehensive income	38	-
Accumulated deficit	(35,791)	(796)

Total shareholders' equity	176,073	236,287

Total liabilities and shareholders' equity	$193,738	$250,178

SAIFUN SEMICONDUCTORS LTD.
SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
All data in thousands of U.S. dollars

	Year ended
	December 31, 2005	December 31, 2006

Net cash provided by operating activities	$14,116	$31,838
Net cash used in investing activities	(66,068)	(97,322)
Net cash provided by financing activities	125,051	18,076

Increase (decrease) in cash and cash equivalents	73,099	(47,408)
Cash and cash equivalents at beginning of year	27,228	100,327

Cash and cash equivalents at end of year	$100,327	$52,919